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August 19, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Fixed-Income Trust (the "Trust")

Fidelity Commodity Strategy Fund
Fidelity Series Commodity Strategy Fund
Fidelity Series Global ex U.S. Index Fund
Fidelity Series Inflation-Protected Bond Index Fund
Fidelity U.S. Bond Index Fund (the "Funds")

File Nos. 002-41839 and 811-02105

Post-Effective Amendment No. 126

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 126 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter, and, with respect to Fidelity U.S. Bond Index Fund, relates to the registration of Class F shares of the Fund. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson